                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 11)

                               G & L Realty Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36127 11 09
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Aaron A. Grunfeld, Esq.
                        Resch Polster Alpert & Berger LLP
                       10390 Santa Monica Blvd., 4th Floor
                          Los Angeles, California 90025
                                 (310) 277-8300

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Lyle Weisman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    93,400
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   93,400
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          93,400
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          Approximately 3.7% based upon total number of shares shown outstanding after the most recent 13D/A filings by Steven D. Lebowitz and Daniel
          M. Gottlieb on August 21, 2001.
          ---------------------------------------------------------------------

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Asher Gottesman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    40,460
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   40,460
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          40,460
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          Approximately 1.6% based upon total number of shares shown after the most recent 13D/A filings by Steven D. Lebowitz and Daniel
          M. Gottlieb on August 21, 2001.

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons

               Len Fisch
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     205,000 joint voting power with
    Each                       Igor Korbatov
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power

                       --------------------------------------------------------

                       (10)    Shared Dispositive Power
                               205,000 joint dispositive power with
                               Igor Korbatov

                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 205,000, jointly with Igor Korbatov

          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          Approximately 8.2% based upon total number of shares shown after the most recent 13D/A filings by Steven D. Lebowitz and Daniel M. Gottlieb on August 21, 2001.

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Igor Korbatov
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     205,000 joint voting power with
    Each                       Len Fisch
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power

                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               205,000 joint dispositive power with
                               Len Fisch
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          205,000, jointly with Len Fisch
          ---------------------------------------------------------------------
 (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares    [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          Approximately 8.2% based upon total number of shares shown after the most recent 13D/A filings by Steven D. Lebowitz and Daniel M. Gottlieb on August 21, 2001.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001, as amended by Amendment No. 8 filed on August 1, 2001, as amended by Amendment No. 9 filed August 8, 2001, as amended by Amendment No. 10 filed August 22, 2001, and as amended by this Amendment No. 11 filed August 31, 2001. Capitalized terms used herein without definition shall have the meanings given to them in prior filings.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

The aggregate purchase price for the shares of Common Stock purchased through August 30, 2001 by Lyle Weisman was approximately $1,143,244.

The aggregate purchase price for the shares of Common Stock purchased through August 30, 2001 by Asher Gottesman was approximately $494,868.

The aggregate purchase price for the shares of Common Stock purchased through August 30, 2001 by Len Fisch and Igor Korbatov was approximately $2,540,821.


ITEM 4. PURPOSE OF TRANSACTION

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001, as amended by Amendment No. 8 filed on August 1, 2001, as amended by Amendment No. 9 filed August 8, 2001, as further amended by this Amendment No. 10 filed August 22, 2001, and as amended by this Amendment No. 11 filed August 31, 2001. On June 5, 2001 the Reporting Persons delivered a proposal to the Special Committee of the Board of Directors of the Company, whereby the Reporting Persons offered to acquire, at the election of the Company, either (a) all of the issued and outstanding common stock of the Company (the "Common Stock") (including Common Stock issuable upon conversion of Partnership Interests), but not less than a majority, at a cash price equal to $15.00 per share of Common Stock or (b) all of the assets of the Company at an all cash purchase price equivalent to $15.00 per share of Common Stock (the "Offer").

By an amendment to the Offer dated June 22, 2001, the Reporting Persons (1) increased the cash price offered for the Common Stock to $15.25 per share, and
(2) withdrew that portion of the Offer relating to a purchase of the assets of the Company.

On July 6, 2001, the Reporting Persons presented a second amendment to the Offer (the "Revised Offer") to the Special Committee. Under the Revised Offer the Reporting Persons increased the cash price per share to $16.00 subject to:

        -   Acquiring 100% of the Common Stock

        -   Satisfactorily completing corporate and legal due diligence

        - Limiting price adjustments following completion of due diligence to a floor of $15.25 per share if the Reporting Persons elect to continue with the transaction.

At the Company's election the Reporting Persons indicated their willingness to acquire less than all, but not less than 50.1% of the Common Stock, giving effect to outstanding Common Stock equivalents including partnership units and to the share ownership of the Reporting Persons, at a price per share of $15.25. In this event the Reporting Persons indicated that they were willing to move forward with the transaction without requiring a contingency for due diligence.

On July 19, 2001, the Special Committee presented a response to the Revised
Offer.

In that response, the Special Committee advised the Reporting Persons that it would be prepared to support a proposal by the Reporting Persons to acquire the Company in which: (i) all common stockholders (other than the Reporting Persons) receive a price of not less than $16.00 per share; (ii) the parties would promptly enter into a definitive acquisition agreement (the "Acquisition Agreement") with other terms substantially similar to those contained in the Agreement and Plan of Merger dated as of May 10, 2001, between the Company and an entity formed by Daniel M. Gottlieb and Steven D. Lebowitz (the "Existing Merger Agreement"); (iii) there would be no contingencies for due diligence or financing; (iv) the Reporting Persons would make a nonrefundable payment of $2.5 million to the Company (representing a portion of the fees and expenses that reportedly have been incurred by the Company to date and which the Special Committee anticipated would be incurred by the Company in the future if the Existing Merger Agreement were to be terminated); and (v) the Reporting Persons would be entitled to a termination fee of $2.5 million in the event that the acquisition did not take place due to a material breach by the Company of its obligations under the Acquisition Agreement, but under no other circumstances.

The Special Committee advised the Reporting Persons that, if these terms were satisfactory, it would be prepared to make its recommendation to the board of directors upon: (i) the execution and delivery of a mutually satisfactory, legally binding term sheet incorporating these terms; (ii) review and approval by the Special Committee of the Reporting Persons' business plan for the Company so that the special committee can assure itself that the contractual obligations of the Company to holders of its preferred stock and debt will be adequately provided for after the change of control; and (iii) the payment of $2.5 million to the Company.

In its response, the Special Committee also advised the Reporting Persons that it had obtained a waiver of the "no shop" provisions of the Existing Merger Agreement from Messrs. Gottlieb and Lebowitz so that it could respond to the Reporting Persons' proposal and enter into discussions and negotiations with the Reporting Persons. The Special Committee reminded the Reporting Persons that under the Existing Merger Agreement the Company would be obligated to pay a termination fee of $750,000 plus the reasonable fees and expenses of Messrs. Gottlieb and Lebowitz and their acquisition entity if the board of directors or Special Committee approved or recommended a competing proposal and the Existing Merger Agreement were terminated, regardless of whether the competing proposal led to a consummated transaction. The Special Committee also advised the Reporting Persons that there is a question as to whether the proposed acquisition of the Company by the Reporting Persons can be consummated because the Special Committee has been informed by Messrs. Gottlieb and Lebowitz that:
(i) they do not
intend to support the Reporting Persons' proposal to acquire the Company; (ii) a small number of individual stockholders of the Company have advised Messrs. Gottlieb and Lebowitz that they do not intend to support the Reporting Persons' proposal; and (iii) these individual stockholders hold a number of shares of the Company's common stock that, when aggregated with the shares of common stock and common stock equivalents held by Messrs. Gottlieb and Lebowitz, could be sufficient to prevent the Reporting Persons from either obtaining the vote necessary to approve a merger or acquiring 50.1% of the outstanding shares of the Company's common stock. The Special Committee said that it had no independent knowledge as to whether this information is accurate. In light of this information, the Special Committee stated that it does not believe that the Company's common stockholders should bear the risk of the Reporting Persons' potential failure to obtain the requisite vote or share ownership. Therefore, before proceeding further with the Reporting Persons, the Special Committee indicated that it wants the Reporting Persons to agree to the terms set forth above and to make the nonrefundable payment of $2.5 million.

On July 30, 2001, the Reporting Persons delivered a revised offer to the Special Committee (the "Third Amended Offer").

The Third Amended Offer is a price-enhanced, two-pronged offer to acquire all of the Company, but not less than 50.1%, for cash, either:

-   at a price of $15.35 per share, not subject to a due diligence contingency;
    or

-   at a price of $16.35 per share, subject to a due diligence contingency.

Upon acceptance by the Company of either proposal, the Reporting Persons offered to make a good faith deposit of $750,000 within three business days of such acceptance, to be increased by $400,000 upon execution of the Acquisition Agreement whereupon the good faith deposit would become non-refundable, provided that the good faith deposit would be refunded if the transaction is unable to close prior to October 30, 2001 for any reason other than a breach of the Acquisition Agreement by the Reporting Persons.

The other terms outlined in the Reporting Persons' previous offers, as amended, remain unchanged.

The Third Amended Offer was scheduled to expire at 6:00 p.m. Pacific Daylight Time on Tuesday, August 7, 2001, and was subsequently extended by WGFK at the Special Committee's request.

      In a letter to the Reporting Persons dated August 17, 2001, the Special Committee advised the Reporting Persons that it was unable to recommend to the full Board of Directors that it proceed with the transaction outlined in the Third Amendment to the Reporting Persons' Proposal. The Special Committee stated that the offer, as amended, did not address its previously expressed concerns that the proposed transaction could not be consummated because Messrs. Gottlieb and Lebowitz (and purportedly other unnamed shareholders) did not support it, and that the proposal did not provide for reimbursement of the Company for losses it was alleged it would incur in the event of a failed transaction.

Fourth Amended Offer

      On August 21, 2001, Reporting Persons submitted a Fourth Amended Offer, specifically addressing the Special Committee's two stated concerns.

- Reporting Persons stated that they will deliver into an interest-bearing trust account of the Special Committee's counsel, Ballard Spahr Andrews & Ingersoll, LLP, a cashier's check in the amount of $750,000 (the "Initial Deposit"), which would be credited towards the purchase price of the Company Stock.

- No later than three (3) business days after executing a definitive agreement between the Company and WGFK (the "Acquisition Agreement"), the Reporting Persons will increase the Initial Deposit by $1,750,000, for a total of $2,500,000 to be credited towards the purchase price of the Company Stock (together with the Initial Deposit, the "Good Faith Deposit").

- Should no transaction whereby holders of the common stock of the Company receive aggregate consideration of $12.00 or more for each share of the Company's common stock they own (regardless of the originator of such transaction) close within twelve (12) calendar months from the date of execution of the Acquisition Agreement, the Good Faith Deposit shall become non-refundable to the Reporting Persons and be paid to the Company.

      Reporting Persons believe that this fourth amended offer adequately addresses the Special Committee's concerns expressed in its August 17 letter: it provides the Company's shareholders with an opportunity to receive a materially higher price per share while relieving the shareholders - of which Reporting Persons are a part - from shouldering the cost of no transaction being consummated.

      Reporting Persons further requested the share ownership limitation waiver given exclusively to Messrs. Gottlieb and Lebowitz be rescinded, as Reporting Persons believe the waiver "tilts the playing field" in favor of the substantially lower priced share buyout offer presented by Messrs. Gottlieb and Lebowitz.

      Reporting Persons' Fourth Amended Offer represents a significant premium to the $12.00 per share offered by Messrs. Gottlieb and Lebowitz:

- at $15.35, with no due diligence contingency, the Reporting Persons' offer represents a 28% premium over that of Messrs. Gottlieb and Lebowitz; and

- at $16.35, with the due diligence contingency, the Reporting Persons' offer represents a 36% premium over that of Messrs. Gottlieb and Lebowitz.

      The other terms outlined in the Offer, as amended by Reporting Persons, remain unchanged.

      A copy of the Reporting Persons' Fourth Amended Offer is attached hereto as Exhibit "B." The above description of the Fourth Amended Offer is qualified in its entirety be reference to Exhibit "B."

     The Fourth Amended Offer was to expire at 6:00 p.m. PDT on August 24. On August 24, at the request of the Special Committee, Reporting Persons extended the Fourth Amended offer until 7:00 p.m. PDT on Friday, August 31.

     On August 30, 2001, Reporting Persons forwarded a letter to the Special Committee (a copy of which is attached hereto as Exhibit "C" and incorporated herein by reference) reiterating:

- the significant premium being offered by WGFK over that offered by Messrs. Gottlieb and Lebowitz; and

- WGFK's belief that the remaining unresolved issues can be addressed in the context of the negotiations toward a definitive agreement between the Company and WGFK.

     Reporting Persons requested an expeditious and affirmative response to the Fourth Amended Offer.

     Following delivery of that letter, the Reporting Persons were advised that the Special Committee would be meeting during the week of September 3, and at the request of the Special Committee, the Reporting Persons granted an additional extension through 7:00 p.m. PDT on September 6, 2001.

The Reporting Persons, individually or collectively, may continue to acquire additional securities or dispose of securities of the Company in the future in their sole discretion.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)

                         Aggregate Number of Shares
Name                         Beneficially Owned               Approximate Percentage of Class
----                     --------------------------           -------------------------------
Lyle Weisman                     93,400                                    3.7%

Asher Gottesman                  40,460                                    1.6%

Len Fisch and
Igor Korbatov                   205,000                                    8.2%

Percentages in the foregoing table are based upon shares outstanding after giving effect to issuances made by the Company to Messrs. Gottlieb and Lebowitz in exchange for Operating Partnership Units, in August 2001, as reflected on Schedules 13D/A, as filed on August 21, 2001. Without giving effect to these issuances, based on the Company's most recently reported shares outstanding in the amount of 2,333,800, the approximate percentage of class owned Messrs. Weisman, Gottesman, and Messrs. Fisch/Korbatov jointly is 4.0%, 1.7%, and 8.8%, respectively.
(b)

1.  Lyle Weisman has sole voting and dispositive power over his 93,400 shares.

2. Asher Gottesman has sole voting and dispositive power over his 40,460 shares.

3. Len Fisch and Igor Korbatov have joint voting and dispositive power over their 205,000 shares.

(a) Transactions effected during the past sixty days through August 30, 2001:

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001, as amended by Amendment No. 8 filed on August 1, 2001, as amended by Amendment No. 9 filed August 8, 2001, as amended by Amendment No. 10 filed August 22, 2001.


1. The following are Common Stock purchases by Lyle Weisman from July 31, 2001, including Common Stock purchases previously reported on Schedule 13D Amendment No. 9 filed August 8, 2000:


Date                    No. of Shares Purchased         Price
----                    -----------------------         ------
7/31/01                         100                     $12.99
7/31/01                         100                     $13.09
8/13/01                         100                     $13.61
8/13/01                         400                     $13.62
8/22/01                       2,000                     $12.20
8/24/01                         100                     $12.89
8/24/01                         100                     $12.93
8/27/01                         100                     $13.02
8/29/01                         100                     $12.40
8/29/01                         100                     $12.50
8/29/01                         100                     $12.59
8/29/01                         100                     $12.74
8/30/01                         100                     $12.68
8/30/01                         100                     $12.60
8/30/01                         100                     $12.74
8/30/01                         200                     $12.74

2. The following are additional Common Stock purchases by Asher Gottesman from August 22, 2001:

Date                    No. of Shares Purchased         Price
----                    -----------------------         ------
8/28/01                         150                     $12.98

3. The following are additional Common Stock purchases by Igor Korbatov and Len Fisch from August 22, 2001:

Date                    No. of Shares Purchased         Price
----                    -----------------------         ------
8/22/01                       2,000                     $12.25
8/22/01                         900                     $12.25
8/22/01                         900                     $12.25

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A, Joint Filing Agreement among the Reporting Persons.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2001

/s/ Lyle Weisman
-----------------------------------
Lyle Weisman

Date:  August 30, 2001

/s/ Asher Gottesman
-----------------------------------
Asher Gottesman

Date:  August 30, 2001

/s/ Len Fisch
-----------------------------------
Len Fisch

Date:  August 30, 2001

/s/ Igor Korbatov
-----------------------------------
Igor Korbatov

                                    EXHIBIT A
                             Joint Filing Agreement

        Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

        It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

        It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 11, 2001

                                          /s/ Lyle Weisman
                                          ---------------------------
                                          Lyle Weisman

                                          /s/ Asher Gottesman
                                          ---------------------------
                                          Asher Gottesman

                                          /s/ Len Fisch
                                          ---------------------------
                                          Len Fisch

                                          /s/ Igor Korbatov
                                          ---------------------------
                                          Igor Korbatov

                                  EXHIBIT "B"

                                      WGFK

                                August 21, 2001

VIA FACSIMILE (410) 528-5650

The Special Committee
of the Board of Directors
G&L Realty Corp.
c/o Sharon A. Kroupa, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
300 East Lombard Street, Suite 1900
Baltimore, Maryland 21202-3268

     Re: Fourth Amendment to Offer to Purchase G&L Realty Corp (the "Company") by Lyle Weisman, Asher Gottesman, Len Fisch and Igor Korbatov ("WGFK")

Dear Ms. Kroupa:

        We received the Special Committee's letter of August 17, 2001.

        The Special Committee expressed two concerns regarding WGFK's offer, as amended: (i) that WGFK would not be able to secure 50.1% or more of the votes required to approve a transaction, because Messrs. Gottlieb and Lebowitz (purportedly together with other unnamed shareholders) opposed the WGFK transaction; and (ii) as a result of that uncertainty, absent indemnification by WGFK of the Company for the costs incurred by the Company in the event that neither the WGFK nor the Gottlieb and Lebowitz transaction was consummated, the Special Committee was disinclined to recommend the WGFK offer to the Board of Directors of GLR.

        In order to address both of the Special Committee's concerns, WGFK hereby further amends its offer as follows:

        - WGFK shall deliver into an interest-bearing trust account of your counsel, Ballard Spahr Andrews & Intersoll, LLP, a cashier's check in the amount of $750,000 (the

The Special Committee
c/o Sharon A. Kroupa, Esq.
August 21, 2001
Page 2


        "Initial Deposit"), which shall be credited towards the purchase price of the Company Stock.

     - No later than three (3) business days following execution of a definitive agreement between the Company and WGFK (the "Acquisition Agreement"), WGFK will increase the Good Faith Deposit by $1,750,000, for a total of $2,500,000 to be credited towards the purchase price of the Company Stock (together with the Initial Deposit, the "Good Faith Deposit").

     - Should no transaction whereby holders of the common stock of the Company receive aggregate consideration of $12.00 or more for each share of the Company's common stock they own (regardless of the originator of such transaction) close within twelve (12) calendar months from the date of execution of the Acquisition Agreement, the Good Faith Deposit shall become non-refundable to WGFK and be paid to the Company.

     We believe that this fourth amended proposal adequately addresses the Special Committee's concerns expressed in its August 17 letter: it protects the Company's shareholders from being railroaded into a transaction which gives them less than optimum value for their shares, while relieving the shareholders - of which we are a part - from shouldering the cost of no transaction being consummated.

     We believe further that recision of the share ownership limitation waiver given exclusively to Messrs. Gottlieb and Lebowitz is appropriate, inasmuch as that waiver tilts the playing field in favor of the substantially lower priced share buyout presented by Messrs. Gottlieb and Lebowitz.

     This foregoing shall constitute an amendment to the offer letter dated June 5, 2001, as amended by letters dated June 22, 2001, July 6, 2001, and July 30, 2001. Any capitalized terms not defined in this letter shall have the meanings ascribed to them in the Offer, as amended. This fourth amended offer shall expire at 6:00 p.m. Pacific Daylight Time on Friday, August 24, 2001.

The Special Committee
c/o Sharon A. Kroupa, Esq.
August 21, 2001
Page 3

        The undersigned has been authorized to execute this Fourth Amendment to Offer by each of the other persons constituting WGFK. If you have any questions, please do not hesitate to contact WGFK through its counsel at the following address and phone number:

                Aaron A. Grunfeld Esq.
                Resch Polster Alpert & Berger LLP
                10390 Santa Monica Boulevard, 4th Floor
                Los Angeles, California 90025-5058
                Telephone (310) 277-8300
                Facsimile (310) 552-3209

        Thank you.

                                        Very truly yours,

                                        WGFK

                                        /s/ IGOR S. KORBATOV
                                        -------------------------------------
                                        By: Igor Korbatov


ACCEPTED

On behalf of the Members of the
Board of Directors of the Company


By:
   -----------------------------------

        Its:
            --------------------------

Date:
     ---------------------------------

                                  EXHIBIT "C"


                                      WGFK



                                August 30, 2001

VIA FACSIMILE (410) 528-5650

The Special Committee
of the Board of Directors
G&L Realty Corp.
c/o Sharon A. Kroupa, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
300 East Lombard Street, Suite 1900
Baltimore, Maryland 21202-3268

     Re: Offer to Purchase G&L Realty Corp (the "Company") by Lyle Weisman,
         Asher Gottesman, Len Fisch and Igor Korbatov ("WGFK")

Dear Ms. Kroupa:

     On August 21, 2001, WGFK sent a letter of the Special Committee, detailing our Fourth Amended Offer to purchase G&L Realty Corp. That offer, at $15.35 or $16.35 per share, represents a premium of 28% to 36% above the offer made by Messrs. Gottlieb and Lebowitz. Our letter contained a deadline of August 24, which we extended at the Special Committee's request until Friday, August 31, at 7:00 p.m. Pacific Daylight Time.

     In addition to our significant premium over the offer of Messrs. Gottlieb and Lebowitz, our Fourth Amended Offer contained a $2.5 million good faith deposit offer which, as outlined in our letter, would become non-refundable in certain circumstances. This, we believe, addressed the Special Committee's last remaining material concern to terminating the merger agreement with Messrs. Gottlieb and Lebowitz and entering into a definitive agreement with WGFK. We believe that any other outstanding issues can be addressed in the context of the negotiations toward that definitive agreement, including our presentation of a business plan for the company.

The Special Committee
c/o Sharon A. Kroupa, Esq.
August 30, 2001
Page 2


     Should the Special Committee have any concerns or require any additional information prior to tomorrow's deadline, please advise us through our counsel, Aaron A. Grunfield, so that we may expeditiously reply.

     We look forward to your affirmative response.

                                        Very truly yours,

                                        WGFK


                                        ----------------------------------------
                                        By: Igor Korbatov


IG:AAG/thr